EXHIBIT 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31	2011	2010	2009	2008	2007
Earnings:
Income before taxes	916	1,914	(464)	(1,061)	3,077
Add: Fixed charges included in earnings	2,148	2,438	2,632	2,688	3,334

(A) TOTAL EARNINGS	3,064	4,352	2,168	1,627	6,411

Fixed charges:
Interest	491	426	412	526	474
Interest on fixed annuities, investment contracts and savings accounts	1,657	2,012	2,220	2,162	2,860

Sub-total fixed charges included in earnings	2,148	2,438	2,632	2,688	3,334

Dividend on preferred shares	59	59	90	122	112
Coupons on perpetual capital securities	237	251	244	254	235

(B) TOTAL FIXED CHARGES	2,444	2,748	2,966	3,064	3,681

Ratio: (A) / (B)	1.3	1.6	0.7	0.5	1.7
Ratio excluding interest on fixed annuities, investment contracts and savings account	1.8	3.2	(0.1)	(0.6)	4.3